UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

United Airlines, Inc. enters into a term loan agreement with affiliates of

Synergy Aerospace Corporation

In accordance with the information provided by its shareholder BRW Aviation LLC (“BRW”) a wholly owned subsidiary of Synergy Aerospace Corp (“SAC”), Avianca Holdings S.A. (“AVH”) informs that:

On November 29, 2018, United Airlines, Inc. (“United”), a wholly-owned subsidiary of United Continental Holdings, Inc., entered into a revenue-sharing joint business agreement with Aerovías del Continente Americano S.A. (“Avianca”), Compañía Panameña de Aviación, S.A. (“Copa”) and several of their respective affiliates. This long-term revenue sharing arrangement among United, Avianca and Copa covers routes between the United States and Central and South America (excluding Brazil), and is similar to United’s three existing revenue-sharing joint business agreements. The arrangement is subject to regulatory approval in the United States and several jurisdictions in Central and South America.

Also on November 29, 2018, United, as lender, entered into a Term Loan Agreement (the “Loan Agreement”) with affiliates of Synergy Aerospace Corporation (“Synergy”), as borrower and guarantor, respectively, and, pursuant to the Loan Agreement, on November 30, 2018, United provided a $456 million term loan to Synergy, secured by a pledge of borrower’s equity, as well as Synergy’s 516 million shares of common stock of Avianca Holdings S.A. (“AVH”), the parent company of Avianca (equivalent to 64.5 million American Depositary Receipts (“ADRs”), the class of AVH securities that trades on the New York Stock Exchange (“NYSE”)). Pursuant to the Loan Agreement, the loan is due and payable in five annual installments beginning on November 30, 2021, to be repaid in full on November 30, 2025 (a portion of which is subject to extension in limited circumstances). Subject to the satisfaction of collateral coverage thresholds, minimum share price levels and certain other conditions, Synergy may repay United in shares of AVH common stock, at market value, in an amount up to 25 percent of any principal installment, or with cash from the sale of Synergy’s shares of AVH stock. The loan bears interest at an annual rate of 3 percent per annum, payable quarterly in arrears. United also obtained an option to acquire, on a gross or net basis and at a fixed price, up to 77.4 million shares of AVH common stock from Synergy, and agreed with Synergy to share in any increase in value of the remaining 438.6 million shares of Synergy’s AVH common stock within certain price ranges. Until the third anniversary of funding, Synergy has the option to capitalize interest that would have been due, adding it to the outstanding principal balance of the loan. Pursuant to the Loan Agreement, Synergy has agreed to certain financial and non-financial covenants, as well as customary events of default.

In connection with funding the Loan Agreement, on November 29, 2018, United also entered into an agreement with AVH’s significant minority shareholder, Kingsland Holdings Limited (“Kingsland”), pursuant to which, in return for Kingsland’s pledge of its 144.8 million shares of AVH common stock (equivalent to 18.1 million ADRs) and its consent to Synergy’s pledge of its AVH common stock to United under the Loan Agreement, United (1) granted to Kingsland the right to put its shares of AVH common stock to United at market price on the fifth anniversary of the Loan Agreement, and (2) guaranteed Synergy’s obligation to pay Kingsland (which amount, if paid by United, will increase United’s secured loan to Synergy by such amount) if the market price of AVH common stock on the fifth anniversary is less than $12 per ADR on the NYSE, for an aggregate maximum possible combined put payment and guarantee amount on the fifth anniversary of $217.2 million. United also agreed with Kingsland to share in any increase in value of AVH common stock within certain price ranges.

If you require additional information, please contact:

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel